           As filed with the Securities and Exchange Commission on June 28, 1999
                                                           Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -------------------------
                                  FORM S-8/S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act Of 1933
                            -------------------------
                        COVAD COMMUNICATIONS GROUP, INC.
               (Exact name of issuer as specified in its charter)
                           -------------------------
         DELAWARE                                   77-0461529
         --------                                   ----------
(State of Incorporation)                (I.R.S. Employer Identification Number)



                            2330 Central Expressway
                             Santa Clara, CA  95050
                    (Address of principal executive offices)
                           -------------------------
                                1997 STOCK PLAN
                       1998 EMPLOYEE STOCK PURCHASE PLAN
                            (Full title of the plan)
                           -------------------------
                            Robert E. Knowling, Jr.
                     President and Chief Executive Officer
                        Covad Communications Group, Inc.
                            2330 Central Expressway
                             Santa Clara, CA  95050
                                 (408) 844-7500
(Name, address, including zip code and telephone number, including area code, of agent for service)
                           -------------------------
                                    Copy to:
                             Barry E. Taylor, Esq.
                            Robert G. O'Connor, Esq.
                     Wilson Sonsini Goodrich & Rosati, P.C.
                               650 Page Mill Road
                          Palo Alto, California 94306

====================================================================================================================================

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================

                              Title of
                             Securities                                        Proposed Maximum   Proposed Maximum
                               to be                            Amount to be    Offering Price   Aggregate Offering    Amount of
                             Registered                          Registered        Per Share         Price          Registration Fee

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value

 Issued under the 1997 Stock Plan(1)..........................      72,570 Shares   $42.13(2)     $  3,057,374(2)           $   850

 To be issued under the 1997 Stock Plan(1)....................  20,404,564 Shares   $10.45(3)     $213,212,243(3)           $59,274

 To be issued under the 1998 Employee Stock Purchase Plan(1)..   1,500,000 Shares   $10.20(4)     $ 15,300,000(4)           $ 4,253
                                                                                                  ------------              -------
   Total......................................................                                    $231,569,617              $64,377
====================================================================================================================================

(1) Pursuant to Rule 416, this Registration Statement shall also cover any additional shares of the Registrant's Common Stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that increases the number of the Registrant's outstanding shares of Common Stock.
(2) Estimated pursuant to Rule 457(h) solely for purposes of calculating the registration fee on the basis of the average of the high and low price of the Registrant's Common Stock as reported on the Nasdaq National Market on June 23, 1999.
(3) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee. The price of $10.45 per share represents the weighted average exercise price based on (a) the weighted average exercise price of the 17,801,761 shares subject to options currently outstanding under the 1997 Stock Plan of $5.82 per share, and (b) as to the 2,602,803 shares subject to future issuance under the 1997 Stock Plan, the average of the high and low prices of the Registrant's Common Stock as reported on the Nasdaq National Market on June 23, 1999.
(4) Estimated pursuant to rule 457 solely for purposes of calculating the registration fee on the basis of 85% of the split-adjusted public offering price of $12.00 per share for the Registrant's Common Stock in its initial public offering on January 22, 1999, in accordance with the provisions of the 1998 Employee Stock Purchase Plan.

PROSPECTUS

                        COVAD COMMUNICATIONS GROUP, INC.

                                  72,570 Shares

                                  Common Stock

                     ______________________________________

     This prospectus relates to 72,570 shares of the common stock of Covad Communications Group, Inc., which may be offered from time to time by selling stockholders identified on page 21 of this prospectus for their own accounts. It is anticipated that the selling stockholders will offer shares for sale at prevailing prices in the Nasdaq National Market on the date of sale. We will receive no part of the proceeds from sales made under this prospectus. The selling stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the selling stockholders will be borne by us.

                     ______________________________________

     Each selling stockholder and any broker executing selling orders on behalf of them may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, in which event commissions received by such broker may be deemed to be underwriting commissions under the Securities Act.

     Our common stock is traded on the Nasdaq National Market under the symbol "COVD." On June 25, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $41.75 per share.

                     ______________________________________

See "Risk Factors" beginning on page 3 to read about certain risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                     ______________________________________

                  The date of this Prospectus is June 28, 1999

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of our common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-8/ S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. The prospectus does not contain all of the information included in the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

     We are also subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act we file reports, proxy statements and other information with the SEC. The registration statement, including the attached exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the registration statement and the reports, proxy and information statements and other information that we file with the SEC may be obtained from the SEC's Internet address at http://www.sec.gov.

     The following documents and information previously filed with the Securities and Exchange Commission by us are hereby incorporated by reference in this registration statement:

          (1) Our Annual Report on Form 10-K for the year ended December 31, 1998, filed pursuant to Section 13 of the Exchange Act.

          (2) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999, filed pursuant to Section 13 of the Exchange Act.

          (3) The description of our common stock contained in our Registration Statement on Form 8-A, dated January 19, 1999, filed pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

          All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents.

                                  OUR COMPANY

     We are a leading high-speed Internet and network access provider offering DSL services which are sold to small- and medium-sized businesses and consumers through Internet service providers and to large enterprise customers directly. As of the date of this prospectus, our services have been introduced in 14 regions encompassing 36 metropolitan statistical areas. Our services are available in the San Francisco Bay Area and the Los Angeles, Seattle, Sacramento, New York, Boston, Washington, D.C., Baltimore, Chicago, Philadelphia, San Diego, Atlanta, Detroit and Denver metropolitan areas. We have announced plans to deploy our networks in a total of 22 regions, encompassing 51 metropolitan statistical areas nationwide. Our corporate headquarters are located at 2330 Central Expressway, Santa Clara, CA, 95050, telephone: 408-844-7500. Our website is located at www.covad.com.



                                  RISK FACTORS


     An investment in our common stock involves a high degree of risk. You should carefully consider the following factors before deciding to purchase shares of our common stock. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also adversely affect our company.

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement.

Our business is difficult to evaluate because we have a limited operating history

     We were incorporated in October 1996 and introduced our services commercially in the San Francisco Bay Area in December 1997. Because of our limited operating history, you have limited operating and financial data upon which to evaluate our business. You should consider that we have the risks of an early stage company in a new and rapidly evolving market. To overcome these risks, we must:

 .  rapidly expand the geographic coverage of our services;

 .  attract and retain customers within our existing and in new regions;

 .  increase awareness of our services;

 .  respond to competitive developments;

 .  continue to attract, retain and motivate qualified persons;

 . continue to upgrade our technologies in response to competition and market factors; and

 .  effectively manage the growth of our operations.


     We have a history of losses and expect increasing losses in the future

     We have incurred substantial losses and experienced negative cash flow each fiscal quarter since our inception. As of March 31, 1999, we had an accumulated deficit of approximately $79.6 million. We intend to increase our capital expenditures and operating expenses in order to expand our business. As a result, we expect to incur substantial additional net losses and substantial negative cash flow for at least the next several years.

     In addition, we expect our net losses to increase in the future due to the interest and amortization charges related to the 13 1/2% Senior Discount Notes due 2008 issued in March 1998 and the 12 1/2% Senior Notes due 2009 issued in February 1999, and the amortization charges related to our issuance of preferred stock to AT&T's venture capital arm and two affiliated funds ("AT&T Ventures"), NEXTLINK and Qwest in January 1999. For example:

 . Interest and amortization charges relating to the 1998 notes were approximately $16.0 million during the year ended December 31, 1998. These charges will increase each year until the year ending December 31, 2004, during which period the interest and amortization charges will be approximately $36.9 million. This increase is due to the accretion of the 1998 notes to $260 million through March 2003.

 . Interest and amortization charges relating to the 1999 notes will be approximately $24.0 million during the year ending December 31, 1999 and will increase slightly each year to approximately $28.3 million during the year ending December 31, 2008.

 . We recorded intangible assets of $28.7 million associated with the issuance of our preferred stock to AT&T Ventures, NEXTLINK and Qwest. These amounts will result in an annual amortization charge of approximately $8.4 million in each of the years in the three year period ending December 31, 2001.


     Our operating results are likely to fluctuate in future periods

     Our annual and quarterly operating results are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside of our control. These factors include:

 . the timing and ability of traditional telephone companies to provide us with central office space;

 .  the rate at which customers subscribe to our services;

 . decreases in the prices for our services due to competition, volume-based pricing and other factors;

 . Internet service provider and enterprise customer retention and end-user churn rates;

 . the success of our relationships with AT&T, NEXTLINK, Qwest and WebMD and other potential third parties in generating significant subscriber demand;

 . the ability to deploy on a timely basis our services to adequately satisfy end-user demand;

 . delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

 .  the mix of line orders between consumer end-users and business end-users
   (which typically have higher margins);

 . the amount and timing of capital expenditures and other costs relating to the expansion of our networks;

 . the ability to develop and commercialize new services by us or our competitors;

 .  the impact of regulatory developments, including interpretations of the 1996
   Telecommunications Act;

 .  our ability to successfully operate our networks; and

 . general economic conditions and economic conditions specific to the telecommunications industry, which may affect the demand and pricing for our services.

     As a result, it is likely that in some future quarters our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely decline.

We cannot predict whether we will be successful because our business strategy is unproven

     We believe that we were the first competitive telecommunications company to provide high-speed Internet and network access using DSL technology. As a result, our business strategy is unproven. To be successful, we must develop and market services that achieve broad commercial acceptance by Internet service provider and enterprise customers in our targeted regions. Because our business and the market for high-speed digital communications services are in the early stages of development, we are uncertain of whether our services will achieve broad commercial acceptance.

We may experience decreasing prices for our services, which may impair our ability to achieve profitability or positive cash flow

     We may experience decreasing prices for our services due to competition, volume-based pricing and other factors. Currently, we charge higher prices for some of our services than some of our competitors do for their similar services. As a result, we cannot assure you that our customers and their end-user customers will select our services over those of our competitors. In addition, prices for digital communications services in general have fallen historically, and we expect this trend to continue. We have provided and expect in the future to provide price discounts to customers that commit to sell our services to a large number of their end-user customers. Our consumer grade services have lower prices than our business grade services. As a result, an increase in future periods in the percentage of our revenues which we derive from our consumer services would reduce our overall profit margins.

     We also expect to reduce prices periodically in the future to respond to competition and to generate increased sales volume. As a result, we cannot predict whether demand for our services will exist at attractive prices to achieve profitability or positive cash flow.

We depend on Internet and on-line service providers and other third parties for the marketing and sale of our services

     We market our Internet access services through Internet service providers for resale to their business and consumer end-users. To date, a limited number of Internet service providers have accounted for the significant majority of our revenues. As a result, a significant reduction in the number of end-users provided by one or more of our key Internet service providers could result in a material decrease in our revenues for a given period. We expect that our Internet service provider customers will account for the majority of our future market penetration and revenue growth. Our agreements with our Internet service provider customers are non-exclusive. Many of our Internet service provider customers also resell services offered by our competitors. In addition, a number of our Internet service provider customers have committed to provide large numbers of end-users in exchange for price discounts. If our Internet service provider customers do not meet their volume commitments or otherwise do not sell our services to as many end users as we expect, our business will suffer.

     In addition, we entered into commercial agreements with each of AT&T, NEXTLINK and Qwest and more recently with WebMD. Our agreements with AT&T, NEXTLINK and Qwest provide for the purchase, marketing and resale of our services, primarily to their small business and enterprise customers. Our agreement with WebMD provides that we will be WebMD's preferred provider of broadband connectivity offering physician subscribers web-based multimedia and communication services designed to enhance their practices. We cannot predict the number of line orders that AT&T, NEXTLINK, Qwest or WebMD will generate, if any, or whether line orders will be below our expectations. In addition, these and future relationships we may establish with other third parties may not improve our business.

We may be unable to manage our growth effectively

     Our strategy is to significantly expand our networks within our existing regions and to deploy substantially all of our networks in our 22 targeted metropolitan regions representing 51 metropolitan statistical areas by the end of 1999. The execution of this strategy involves:

 .  obtaining the required government authorizations;

 . identifying, accessing and initiating service in key central offices within existing and target regions;

 .  designing and maintaining an adequate operational support system;

 .  designing and constructing regional data centers;

 .  obtaining central office space; and

 . entering into and renewing interconnection agreements with the appropriate traditional telephone companies on satisfactory terms and conditions.

To accomplish this strategy, we must, among other things:

 .  market to and acquire a substantial number of customers and end-users;

 . continue to implement and improve our operational, financial and management information systems, including our client ordering, provisioning, dispatch, trouble ticketing and other operational systems as well as our billing, accounts receivable and payable tracking, fixed assets and other financial management systems;

 .  hire and train additional qualified management and technical personnel;

 . establish and maintain relationships with third parties to market and sell our services, install network equipment and provide field service; and

 .  continue to expand and upgrade our network infrastructure.

     We may be unable to do these things successfully. Further, we may be unable to deploy our networks as scheduled or achieve the operational growth necessary to achieve our business strategy.

     Our growth has placed, and is expected to continue to place, significant demands on our management and operational resources. We expect to continue to increase significantly our employee base to support the deployment of our networks. For example, we expect the demands on our network infrastructure and technical support resources to grow rapidly along with our customer base. If we are successful in implementing our marketing strategy, we may have difficulty responding to demand for our services and technical support in a timely manner and in accordance with our customers' expectations. We expect these demands to require the addition of new management personnel and the increased outsourcing of company functions to third parties. We may be unable to do this successfully. In addition, our networks, procedures and controls may be inadequate to support our operations.

We depend on traditional telephone companies to provide central office space and unbundled network elements, both of which are critical to our success

     Our success depends significantly on our ability to provide broad service availability in our target regions. To do this, we must secure physical space from traditional telephone companies for our equipment in the traditional telephone companies' central offices in these regions. We have experienced initial rejections of our applications to secure this space from:

 . Pacific Bell in a significant number of central offices in Pacific Bell's service areas in California;

 .  GTE Corporation in certain central offices in the Los Angeles region; and

 . Bell Atlantic and other traditional telephone companies in Massachusetts, Virginia and in other states.

     We expect that as we proceed with our deployment, we will face additional rejections of our applications for central office space in our other target regions. The rejection of our applications for central office space has in the past resulted, and could in the future result, in delays and increased expenses in the rollout of our services in our target regions, including delays and expenses associated with engaging in legal proceedings with the traditional telephone companies. This could harm our business.

     We face other challenges in dealing with the traditional telephone companies:

 . there are limitations on the availability of central office space in high demand target markets in which other competitive telecommunications companies are seeking or have obtained central office space to offer services;

 . we have experienced delays and expect to continue to experience delays where traditional telephone companies do not maintain our position in the queue for central office space; and

 . we are engaged in a variety of negotiations, regulatory disputes and legal actions to resolve situations where traditional telephone companies assert that certain central offices lack sufficient space for our equipment, and we may be unable to resolve these matters successfully.

     As a result of these challenges, we expect that we will continue to experience delays in obtaining central office space which would slow down the deployment of our networks and our ability to increase the number of end-users for our services.

     The Federal Communications Commission (FCC) has been reviewing the policies and practices of the traditional telephone companies with the goal of facilitating the efforts of competitive telecommunications companies to obtain central office space more easily and on more favorable terms. On March 18,1999, the FCC announced that it was adopting rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. The FCC's new rules may not be implemented in a timely manner and may not enhance our ability to obtain central office space.

     We also depend on traditional telephone companies to provide unbundled DSL-capable lines that connect each end-user to our equipment located in the central offices. The 1996 Telecommunications Act generally requires that charges for these unbundled network elements be cost-based and nondiscriminatory. The nonrecurring and recurring monthly charges for DSL-capable lines that we require vary greatly. These rates are subject to the approval of the state regulatory commissions. The rate approval processes for DSL-capable lines and other unbundled network elements typically involve a lengthy review of the rates proposed by the traditional telephone companies in each state. The ultimate rates approved typically depend on the traditional telephone company's initial rate proposals and the policies of the state public utility commission. These rate approval proceedings are time-consuming and expensive. Consequently, we are subject to the risk that the non-recurring and recurring charges for DSL-capable lines and other unbundled network elements will increase based on rates proposed by the traditional telephone companies and approved by state regulatory commissions from time to time, which would harm our operating results.

We depend on traditional telephone companies to provide transmission facilities and to provision copper lines

     We interconnect with and use traditional telephone companies' networks to service our customers, which presents a number of challenges as we depend on traditional telephone companies:

 . to use their technology and capabilities to meet certain telecommunications needs of our customers and to maintain our service standards;

 .  to cooperate with us for the provision and repair of transmission facilities;
   and

 . to provide the services and network components that we order, for which they depend significantly on unionized labor. Labor issues have in the past and may in the future hurt the telephone companies' performance.

     Our dependence on the traditional telephone companies has caused and could continue to cause us to encounter delays in establishing our networks and providing higher speed DSL services.

     We rely on the traditional telephone companies to provision copper lines to our customers and end-users. We must establish efficient procedures for ordering, provisioning, maintaining and repairing large volumes of DSL-capable lines from the traditional telephone companies. We must also establish satisfactory billing arrangements with the traditional telephone companies. We may not be able to do these things in a manner that will allow us to retain and grow our customer and end-user base.

Our business will suffer if our interconnection agreements are not renewed or if they are renewed or modified on unfavorable terms

     We are required to enter into and implement interconnection agreements in each of our target regions with the appropriate traditional telephone companies in order to provide service in those regions. Our interconnection agreements have a maximum term of three years. Therefore, we will have to renegotiate these agreements with the traditional telephone companies when they expire. We may not succeed in extending or renegotiating them on favorable terms.

     Additionally, disputes have arisen and will likely arise in the future as a result of differences in interpretations of the interconnection agreements. For example, we are in arbitration proceedings with two traditional telephone companies under the dispute resolution clauses of our interconnection agreements. These disputes have delayed our deployment of our networks. They have also negatively affected our service to our customers and our ability to enter into additional interconnection agreements with the traditional telephone companies in other states. In addition, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that harms our business.

We depend on the traditional telephone companies for the quality and availability of the copper lines that we use

     We depend significantly on the quality and availability of the traditional telephone companies' copper lines and the traditional telephone companies' maintenance of such lines. We may not be able to obtain the copper lines and the services we require from the traditional telephone companies at satisfactory quality levels, rates, terms and conditions. Our inability to do so could delay the expansion of our networks and degrade the quality of our services to our customers.

The market in which we operate is highly competitive, and we may not be able to compete effectively, especially against established industry competitors with significantly greater financial resources

     The markets for business and consumer Internet access and RLAN access services are intensely competitive. We expect that these markets will become increasingly competitive in the future. We face competition from the traditional telephone companies, cable modem service providers, competitive telecommunications companies, traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers. Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical or marketing resources than we do. As a result, these competitors may:

 . be able to develop and adopt new or emerging technologies and respond to changes in customer requirements or devote greater resources to the development, promotion and sale of their products and services more effectively than we can;

 .  form new alliances and rapidly acquire significant market share; and

 . be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing high-speed digital services.

     The intense competition from our competitors, including the traditional telephone companies, the cable modem service providers and the competitive telecommunications companies could harm our business.

     The traditional telephone companies represent strong competition in all of our target service areas. We expect this competition to intensify. For example, traditional telephone companies have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own copper lines and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $30-$40 per month, placing pricing pressure on our TeleSurfer services. The traditional telephone companies can offer service to end-users from certain central offices where we are unable to secure central office space and offer service. Accordingly, we may be unable to compete successfully against the traditional telephone companies.

     Cable modem service providers such as @Home Network and MediaOne (and their respective cable partners) are deploying high-speed Internet access services over hybrid fiber coaxial cable networks. Where deployed, these networks provide similar and in some cases higher-speed Internet access and RLAN access than we provide. They also offer these services at lower price points than our TeleSurfer services. As a result, competition with the cable modem service providers may have a significant negative effect on our ability to secure customers and may create downward pressure on the prices we can charge for our services.

     Many competitive telecommunications companies offer high-speed data services using a business strategy similar to ours. Some of these competitors have begun offering DSL-based access services and others are likely to do so in the future. In addition, some competitive telecommunications companies have extensive fiber networks in many metropolitan areas primarily providing high-speed digital and voice circuits to large corporations, and have interconnection agreements with traditional telephone companies pursuant to which they have acquired central office space in many of our markets. Further, certain of our customers have made investments in our competitors. As a result of the above, we may be unsuccessful in generating a significant number of new customers or retaining existing customers.

The digital communications industry is undergoing rapid technological changes, and new technologies may be superior to the technology we use

     The digital communications industry is subject to rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards, and alternative technologies for providing high speed data communications such as cable modem technology. As a consequence:

 . we will rely on third parties, including some of our competitors and potential competitors, to develop and provide us with access to communications and networking technology;

 . our success will depend on our ability to anticipate or adapt to new technology on a timely basis; and

 . we expect that new products and technologies will emerge that may be superior to, or may not be compatible with, our products and technologies.

     If we fail to adapt successfully to technological changes or fail to obtain access to important technologies, our business will suffer.

Our operating results will suffer if our enterprise customers do not roll out our services following their initial phase of deploying our services

     Our practice with respect to our enterprise customers has been to enter into an arrangement to install our service initially for a small number of end-users. An enterprise customer decides whether to implement a broad rollout of our services after evaluating the results of this initial phase of deployment. As of April 30, 1999, a substantial majority of our enterprise customers had not yet rolled out our services broadly to their employees, and it is not certain when such rollouts will occur, if at all. We will not receive significant revenue from enterprise customers until and unless these rollouts occur. Therefore, any continued or ongoing failure of enterprise customers to roll out our services could have a material adverse effect on our business.

Our strategy depends on growth in demand for DSL-based services

     The markets for high-speed Internet and RLAN access are in the early stages of development. As a result, we cannot predict the rate at which these markets will grow, if at all, or whether new or increased competition will result in market saturation. Various providers of high-speed digital communications services are testing products from various suppliers for various applications. We do not know whether DSL will offer the same or more attractive price-performance characteristics. Critical issues concerning commercial use of DSL for Internet and RLAN access, including security, reliability, ease and cost of access and quality of service, remain unresolved and may impact the growth of such services. If the markets for our services grow more slowly than we anticipate or become saturated with competitors, our ability to achieve revenue growth and positive cash flow will be harmed.

Our leverage is substantial and will increase, making it more difficult to respond to changing business conditions

     As of March 31, 1999, we had approximately $358.5 million of long-term obligations (including current portion), which consists primarily of the 1998 notes and the 1999 notes. Because the 1998 notes accrete to $260 million through March 2003, we will become increasingly leveraged until then, whether or not we incur new indebtedness in the future. We may also incur additional indebtedness in the future, subject to certain restrictions contained in the indentures governing the 1998 notes and the 1999 notes, to finance the continued development, commercial deployment and expansion of our networks and for funding operating losses or to take advantage of unanticipated opportunities. The degree to which we are leveraged could have important consequences to you.

     For example, it could:

 . materially limit or impair our ability to obtain additional financing or refinancing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

 . require us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which reduces the availability of cash flow to fund working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

 . limit our ability to redeem the 1998 notes and the 1999 notes in the event of a change of control; and

 . increase our vulnerability to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

We will require a significant amount of cash to service our indebtedness; our ability to generate cash depends on many factors beyond our control

     We expect to continue to generate substantial net losses and negative cash flow for at least the next several years. We may be unable to maintain a level of cash flow from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the 1998 notes and the 1999 notes, and any additional indebtedness we may incur. The 1998 notes accrete to $260.0 million through March 2003 and we must begin paying cash interest on those notes in September 2003. In addition, we must begin paying cash interest on the 1999 notes in August 1999. We have set aside approximately $74.1 million in government securities in a pledge account to fund the first three years of interest payments on the 1999 notes.

     Our ability to make scheduled payments with respect to indebtedness (including the 1998 notes and the 1999 notes) will depend upon, among other things:

 .  our ability to achieve significant and sustained growth in cash flow;

 .  the rate and success of the commercial deployment of our networks;

 .  successful operation of our networks;

 . the market acceptance, customer demand, rate of utilization and pricing for our services;

 . our ability to successfully complete development, upgrades and enhancements of our networks; and

 .  our ability to complete additional financings, as necessary.

     Each of these factors is affected by economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to service our indebtedness, we may have to reduce or delay network deployments, restructure or refinance our indebtedness or seek additional equity capital, strategies that may not enable us to service and repay our indebtedness. Any failure to satisfy our obligations with respect to the 1998 notes or the 1999 notes at or before maturity would be a default under the related indenture and could cause a default under agreements governing our other indebtedness. If such defaults occur, the holders of the indebtedness would have enforcement rights, including the right to accelerate payment of the entire amount of the debt and the right to commence an involuntary bankruptcy proceeding against us.

The scalability and speed of our networks remain largely unproven

     To date, we have deployed our networks in a total of 13 of our 22 targeted metropolitan regions, representing 33 of 51 metropolitan statistical areas, most of which have been deployed only in the last several months. As a result, the ability of our DSL networks and operational support systems to connect and manage a substantial number of online end-users at high speeds is still unknown. Consequently, there remains a risk that we may not be able to scale our network and operational support systems up to our expected end-user numbers while achieving superior performance. Peak digital data transmission speeds currently offered across our DSL networks are 1.5 megabits per second downstream. However, the actual data transmission speeds over our networks could be significantly slower and will depend on a variety of factors, including:

 .  the type of DSL technology deployed;

 .  the distance an end-user is located from a central office;

 .  the configuration of the telecommunications line being used;

 .  quality of the copper lines provisioned by traditional telephone companies;
   and

 .  our operational support systems which manage our networks.

     As a result, our networks may be unable to achieve and maintain the highest possible digital transmission speed.

     Our failure to achieve or maintain high-speed digital transmissions would significantly reduce customer and end-user demand for our services.

Interference in the traditional telephone company's copper plant could degrade the performance of our services

     Certain technical laboratory tests and field experience indicate that some types of DSL technology may cause interference with and be interfered with by other signals present in a traditional telephone company's copper plant, usually with lines in close proximity. If present, this interference could cause degradation of performance of our services or render us unable to offer our services on selected lines. The amount and extent of such interference will depend on the condition of the traditional telephone company's copper plant and the number and distribution of DSL and other signals in such plant and cannot now be ascertained. When interference occurs, it is difficult to detect. The procedures to resolve interference issues between competitive telecommunications companies and traditional telephone companies are still being developed and may not be effective. In the past we have agreed to interference resolution procedures with certain traditional telephone companies. However, we may be unable to successfully negotiate similar procedures with other traditional telephone companies in future interconnection agreements or in renewals of existing interconnection agreements. In addition, the failure of the traditional telephone companies to take timely action to resolve interference issues will harm the provision of our services. If our TeleSpeed and TeleSurfer services cause widespread network degradation or are perceived to cause that type of interference, responsive actions by the traditional telephone companies or state or federal regulators could harm our reputation, brand image, service quality, and customer satisfaction and retention.

A system failure could delay or interrupt service to our customers

     Our operations depend upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, excessive sustained or peak user demand, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or any of our regional data centers could cause interruptions in our services. Additionally, failure of a traditional telephone company or other service provider, such as competitive telecommunications companies, to provide communications capacity that we require, as a result of a natural disaster, operational disruption or any other reason, could cause interruptions in our services. Any damage or failure that causes interruptions in our operations could harm our business.

A breach of network security could delay or interrupt service to our customers

     Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service providers and corporate networks have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of our customers and the customers' end-users. This might result in liability to our customers and also might deter potential customers. We intend to implement security measures that are standard within the telecommunications industry and newly developed security measures. We have not done so yet and may not implement such measures in a timely manner. If and when implemented, such measures may be circumvented. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers and such customers' end-users, which could harm our business.

We depend on a limited number of third parties for equipment supply and installation

     We rely on outside parties to manufacture our network equipment. This equipment includes:

 .  digital subscriber line access multiplexers;

 .  customer premise equipment modems;

 .  network routing and switching hardware;

 .  network management software;

 .  systems management software; and

 .  database management software.

     As we sign additional service contracts, we will need to significantly increase the amount of manufacturing and other services supplied by third parties in order to meet our contractual commitments. For example, we have a service arrangement with Lucent Technologies Inc. to increase our ability to install our central office facilities and associated equipment. We have in the past experienced supply problems with certain of our vendors. These vendors may not be able to meet our needs in a satisfactory and timely manner in the future. In addition, we may not be able to obtain additional vendors when and if needed. We have identified alternative suppliers for technologies that we consider critical. However, it could take us a significant period of time to establish relationships with alternative suppliers for critical technologies and substitute their technologies into our networks.

     Our reliance on third-party vendors involves a number of additional risks, including:

 .  the absence of guaranteed capacity; and

 . reduced control over delivery schedules, quality assurance, production yields and costs.

     The loss of any of our relationships with these suppliers could harm our business.

Our success depends on our retention of certain key personnel and our ability to hire additional key personnel

     We depend on the performance of our executive officers and key employees. In particular, our senior management has significant experience in the data communications, telecommunications and personal computer industries, and the loss of any of them could negatively affect our ability to execute our business strategy. In addition, we depend upon the Regional Presidents for each of our target regions. Regional Presidents have direct responsibility for sales, service and market development efforts in their respective regions, and the loss of any of them could disrupt significantly our operations in the region. Additionally, we do not have "key person" life insurance policies on any of our employees.

     Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical, sales, marketing and managerial personnel in connection with our expansion within our existing regions and the deployment and marketing of our networks into targeted regions. Competition for such qualified personnel is intense. This is particularly the case in software development, network engineering and product management. We also may be unable to attract, assimilate or retain other highly qualified technical, sales, marketing and managerial personnel. Our business will be harmed if we cannot attract the necessary technical, sales, marketing and managerial personnel.

We must comply with Federal and state tax and other surcharges on our services, the levels of which are uncertain

     Telecommunications providers pay a variety of surcharges and fees on their gross revenues from interstate services and intrastate services. Interstate surcharges include Federal Universal Service Fees, Common Carrier Regulatory Fees and TRS Fund fees. In addition, state regulators impose similar surcharges and fees on intrastate services. The division of our services between interstate services and intrastate services is a matter of interpretation and may in the future be contested by the FCC or relevant state commission authorities. A change in the characterization of their jurisdictions could cause our payment obligations pursuant to the relevant surcharges to increase. In addition, pursuant to periodic revisions by state and federal regulators of the applicable surcharges, we may be subject to increases in the surcharges and fees currently paid.

Our services are subject to government regulation, and changes in current or future laws or regulations could adversely affect our business

     Our services are subject to federal, state and local government regulation. The 1996 Telecommunications Act, which became effective in February 1996, introduced widespread changes in the regulation of the telecommunications industry, including the digital access services segment in which we operate. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications services business and sets basic criteria for relationships between telecommunications providers.

     Among other things, the 1996 Telecommunications Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. The FCC's primary rules interpreting the 1996 Telecommunications Act, which were issued on August 8, 1996, have been reviewed by the U.S. Court of Appeals for the Eighth Circuit, which has overruled certain of the FCC's rules. We have entered into competitive interconnection agreements using the federal guidelines established in the FCC's interconnection order, which agreements remain in effect notwithstanding the Eighth Circuit's decision. While the U.S. Supreme Court overruled the Eighth Circuit in January of 1999 and upheld the FCC rules, the FCC must now reconsider the definition of unbundled network elements. The FCC has commenced its review of which unbundled network elements it should require traditional telephone companies to provide to companies such as ours. In addition, the FCC's pricing method for unbundled network elements is under review at the Eighth Circuit. Any unfavorable decisions by the Eighth Circuit, the FCC or state telecommunications regulatory commissions could harm our business.

     In August 1998, the FCC proposed new rules that would allow traditional telephone companies to provide their own DSL services free from traditional telephone company regulation through a separate affiliate. The provision of DSL services by an affiliate of an traditional telephone company not subject to such regulation could harm our business.

     Changes to current regulations, the adoption of new regulations by the FCC or state regulatory authorities, court decisions or legislative initiatives, such as changes to the 1996 Telecommunications Act, could harm our business. For further details of the government regulation to which we are subject see "Business--Government Regulation."

Our intellectual property protection may be inadequate to protect our proprietary rights, and we may be subject to infringement claims

     We regard our products, services and technology as proprietary. We attempt to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently.

     Currently we have a number of patent applications. We intend to prepare additional applications and to seek patent protection for our systems and services. These patents may not be issued to us. If issued, they may not protect our intellectual property from competition. Competitors could seek to design around or invalidate these patents.

     Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. The steps that we have taken may not prevent misappropriation or infringement of our technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm our business.

     In addition, we may be sued by others with respect to infringement of their intellectual property rights. We were recently sued by Bell Atlantic for an alleged infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." As we have only recently received notice of this claim, we are unable to adequately assess the scope, including materiality, or merits of the claim. Any such lawsuit, including the Bell Atlantic suit, could significantly harm our business.

We will need additional funds in the future in order to continue to grow our business

     We believe our current capital resources will be sufficient for our funding and working capital requirements for the deployment and operation of our networks at least through the end of 1999. Accordingly, we will be required to raise additional capital through the issuance of debt or equity financings, depending on market conditions. The actual amount and timing of our future capital requirements will depend upon a number of factors, including:

 . the number of regions targeted and entered and the timing of entry and services offered;

 .  network deployment schedules and associated costs;

 . the rate at which customers and end-users purchase our services and the pricing of such services;

 . the level of marketing required to acquire and retain customers and to attain a competitive position in each region we enter;

 . the rate at which we invest in engineering and development and intellectual property with respect to existing and future technology; and

 . investment opportunities in complementary businesses or other opportunities.

     We may be unsuccessful in raising sufficient capital at all or on terms that we consider acceptable. If this happens, our ability to continue to expand our business or respond to competitive developments would be impaired.

     In addition, our indentures contain covenants that restrict our business activities and our ability to raise additional funds. As a result, we may not be able to undertake certain activities which management believes are in our best interest to develop our business. We also may be unable to raise as much additional funding through the issuance of debt securities as we may need in the future. This could require us to raise funding through the issuance of equity securities or amend our indentures, which we may be unable to do on acceptable terms.

An economic downturn could adversely impact demand for our services

     In the last few years the general health of the economy, particularly the California economy, has been relatively strong and improving. The strong economy has led to increasing capital spending by individuals and companies to keep pace with rapid technological advances. To the extent the general economic health of the United States or of California declines from recent historically high levels, or to the extent individuals or companies fear such a decline is imminent, such individuals and companies may reduce, in the near term, expenditures such as those for our services. Any such decline or concern about an imminent decline could delay decisions among certain of our customers to roll out our services or could delay decisions by prospective customers to make initial evaluations of our services. Such delays could harm our business.

Our principal stockholders and management own a significant percentage of our capital stock, and will be able to exercise significant influence over our affairs

     As of the date of this prospectus, our executive officers and directors and principal stockholders together beneficially own a majority of our outstanding common stock. Accordingly, these stockholders:

 .  will be able to determine the composition of the our board of directors;

 . will retain the voting power to approve all matters requiring stockholder approval; and

 .  will continue to have significant influence over our affairs.

     This concentration of ownership could have the effect of delaying or preventing a change in control of us or otherwise discouraging a potential acquirer from attempting to obtain control of us. This in turn could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

Our failure and the failure of third parties to be Year 2000 compliant could negatively impact our business

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such Year 2000 requirements. We have reviewed our internally developed information technology systems and programs. We believe that our systems are Year 2000 compliant and that we have no significant Year 2000 issues within our systems or services. We have not reviewed our non-information technology systems for Year 2000 issues relating to embedded microprocessors. To the extent that such issues exist, these systems may need to be replaced or upgraded to become Year 2000 compliant. We believe that our non-information technology systems will not present any significant Year 2000 issues, although there can be no assurance in this regard. In addition, we utilize third-party equipment and software and interact with traditional telephone companies that have equipment and software that may not be Year 2000 compliant. Failure of such third-party or traditional telephone company equipment or software to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems. This could harm our business.

     The purchasing patterns of our Internet service provider and enterprise customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for our services, which could harm our business.

     We have not made any assessment of the Year 2000 risks associated with our third-party or ILEC equipment or software or with our Internet service provider and enterprise customers, have not determined the risks associated with the reasonably likely worst-case scenario and have not made any contingency plans to address such risks. However, we intend to devise a Year 2000 contingency plan prior to December 1999.

Our stock price could fluctuate widely in response to various factors, many of which are beyond our control

     The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price could fluctuate widely in response to factors such as the following:

 .  actual or anticipated variations in quarterly operating results;

 . announcements of new products or services by us or our competitors or new competing technologies;

 . the addition or loss of Internet service providers or enterprise customers or end-users;

 .  changes in financial estimates or recommendations by securities analysts;

 . conditions or trends in the telecommunications industry, including regulatory developments;

 .  growth of the Internet and on-line commerce industries;

 . announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

 .  additions or departures of key personnel;

 .  future equity or debt offerings or our announcements of such offerings;

 .  general market and general economic conditions; and

 .  other events or factors, many of which are beyond our control.

     In addition, in recent years the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance.

Future sales of our common stock may depress our stock price

     Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock. Based upon shares outstanding as of March 31, 1999, we will have 80,303,489 shares of common stock outstanding (including common stock to be issued upon conversion of our class B common stock). Of these shares, the 13,455,000 split-adjusted shares of common stock that we sold in our initial public offering are freely tradeable in the public market without restriction unless held by our affiliates, in which case the shares are tradeable subject to certain volume limitations. The 8,625,000 shares of common stock that we sold in our recently completed secondary offering are freely tradeable subject to the same volume limitations. In addition, the 72,570 shares of common stock covered by this prospectus will be freely tradeable following the expiration of a 180-day lock-up agreement on July 21, 1999. The remaining shares of common stock available for sale in the public market are limited by restrictions under the securities laws and lock-up agreements. All of such remaining shares are subject to a 180-day lock-up agreement that was entered into in connection with our initial public offering. Such shares held by our executive officers and certain of our directors, stockholders and warrant holders are subject to additional agreements that extend the lock-up period until September 16, 1999, (90 days after the date of the prospectus covering our recently completed secondary offering).

     We also have 23,280,513 shares of our common stock reserved for issuance pursuant to options under our 1997 Stock Plan, of which 17,801,761 shares are subject to outstanding options and 2,602,803 shares are subject to future issuance as of the date of this prospectus. We have registered the shares of common stock subject to outstanding options and reserved for issuance under our 1997 Stock Plan and the 1,500,000 shares of common stock reserved for issuance under our 1998 Employee Stock Purchase Plan. Accordingly, shares underlying vested options will be eligible for resale in the public market beginning on July 21, 1999.

     In addition, we have 475,404 shares underlying outstanding warrants. To the extent the shares underlying these warrants are issued upon a cash exercise, these shares will be eligible for resale in the public market upon expiration of their one-year holding period under Rule 144. However, to the extent that warrant holders effect a cashless exercise of these warrants, the underlying shares will be eligible for sale in the public markets beginning on July 21, 1999, except for the 272,904 shares underlying warrants issued in connection with the 1998 notes which are subject to an additional 90-day lock-up agreement extending until September 16, 1999.

     Furthermore, certain holders of our common stock have certain registration rights with respect to their shares. If these holders exercise their registration rights and cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for our common stock.

     The managing underwriter for our offerings may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Certain provisions of our charter and bylaws and Delaware law could delay or prevent a change of control of Covad

     Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter and bylaws provide for:

 .  a classified board of directors;

 . limitations on the ability of stockholders to call special meetings and act by written consent;

 .  the lack of cumulative voting for directors; and

 .  procedures for advance notification of stockholder nominations and proposals.

     These provisions, as well as Section 203 under the Delaware General Corporation Law, could discourage potential acquisition proposals and could delay or prevent a change of control. The indentures relating to the 1998 notes and the 1999 notes provide that, in the event of certain changes in control, each holder of the notes will have the right to require us to repurchase such holder's notes at a premium over the aggregate principal amount or the accreted value, as the case may be, of such debt. The provisions in the charter, bylaws and indentures could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit increases in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

                              SELLING STOCKHOLDERS

     None of the selling stockholders are executive officers or directors of our company, except for Jane Marvin who is our Senior Vice President, Human Resources. As of the date hereof, no selling stockholder beneficially owns more than 1% of our outstanding common stock. The following table shows the names of the selling stockholders and the total number of shares of common stock that they may sell from time to time under this prospectus:


                  Name                                       No. of Shares
                  ----------------------------------------------------------
                  Hamid Alipour...........................          3,000
                  Steve Atanasoff.........................          1,093
                  Steven W. Beckett.......................            750
                  Kenneth W. Blackwell....................            563
                  William L. Bramble......................          1,500
                  Susan M. Butcher........................            563
                  Alexander Byrnes........................            999
                  Aadil Chaudhri..........................            281
                  Sandra Cheung...........................            950
                  Howard Dreyfus..........................            938
                  Bryan Eichenwald........................          1,500
                  Rory Fox................................          1,093
                  Rita L. Gomez...........................            281
                  William G. Goodwin......................          1,875
                  Jessica Harris..........................            563
                  Tamara K. Hill..........................            938
                  Husn-I Hsu..............................          1,500
                  Carl P. Hunt............................          9,000
                  Sridhar Juvvadi.........................          2,800
                  Amanda Kao..............................          1,500
                  Nick Kormeluk...........................          7,500
                  James Kwok..............................          1,000
                  Jon H. Lazares..........................          3,750
                  Jane Marvin.............................          6,000
                  Jeff Moreland...........................            563
                  Lesley Ngai.............................            499
                  Geralynn Patellaro......................            500
                  Shelia C. Peach.........................          1,650
                  Leonard Phifer..........................            281
                  Jeffrey S. Powell.......................            843
                  William E. Schroer......................          1,406
                  Connie Scoggins.........................            281
                  William Shores..........................            374
                  Nooshin Soleimani.......................          7,031
                  Elizabeth H. Spalding...................            937
                  Naren Thappeta..........................            750
                  Scott A. Ticer..........................          2,025
                  Roberto Valentin........................            280
                  Lu Wang.................................          1,591
                  Russell B. Weaver.......................            374
                  Michael Yawdik..........................            749
                  Jake Zoldan.............................          2,499

                  TOTAL...................................         72,570

                              PLAN OF DISTRIBUTION

     We have been advised by the selling stockholders that from time to time they may elect to sell all or a portion of the shares offered under this prospectus in the Nasdaq National Market or any other over-the-counter market or stock exchange, if any, in which our shares are traded. Such sales will be made at prices prevailing in the public market at the times of such sales. The selling stockholders may also make private sales directly or through a broker or brokers, who may act as agent or principal. Further, they may choose to dispose of the shares offered under this prospectus by gift to a third party or as a donation to a charitable or other non-profit entity. In connection with any sales, the selling stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if such broker acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with them to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to them. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the Nasdaq National Market or any other over-the-counter market or stock exchange, if any, in which our shares are traded, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the possible need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered under this prospectus. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

     In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.

     There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered under this prospectus.

                            SECURITIES TO BE OFFERED

     The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Subject to preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all our remaining assets after payment of liabilities and satisfaction of preferential rights of any outstanding series of preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.


                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Section 102(b)(7) of the  Delaware General Corporation Law,
Article X of our Certificate of Incorporation eliminates the liability of our directors to us or our stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith and certain other liabilities.

     Article VI of our Bylaws provides for the indemnification of our officers, directors, employees and agents if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of our company, and, with respect to any criminal action or proceeding the indemnified party had no reason to believe his conduct was unlawful.

     Section 145 of the Delaware General Corporation Law permits us to include in our charter documents, and in agreements between us and our directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     We have entered into indemnification agreements with our directors and executive officers, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

     We maintain liability insurance coverage for all of our directors and officers.

                                    PART II

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.  Incorporation of Documents By Reference.

         The following documents and information previously filed with the Securities and Exchange Commission by us are hereby incorporated by reference in this Registration Statement:

          (1) Our Annual Report on Form 10-K for the year ended December 31, 1998, filed pursuant to Section 13 of the Exchange Act.

          (2) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999, filed pursuant to Section 13 of the Exchange Act.

          (3) The description of our common stock contained in our Registration Statement on Form 8-A, dated January 19, 1999, filed pursuant to
         Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

          All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

Item 4.  Description of Securities.

         Not Applicable.

Item 5.  Interests of Named Experts and Counsel.

         Not Applicable.

Item 6.  Indemnification of Directors and Officers.

         Article X of our Amended and Restated Certificate of Incorporation provides for the indemnification of our directors to the fullest extent permissible under Delaware law.

         Article VI of our Bylaws provides for the indemnification of our officers, directors, employees and agents if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of our company, and, with respect to any criminal action or proceeding the indemnified party had no reason to believe his conduct was unlawful.

         Section 145 of the Delaware General Corporation Law permits us to include in our charter documents, and in agreements between us and our directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

         We have entered into indemnification agreements with our directors and executive officers, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

         We maintain liability insurance coverage for all of our directors and officers.

Item 7.  Exemption  From  Registration  Claimed.

         Not Applicable.

Item 8.  Exhibits.


   Exhibit
   Number                               Description
------------   -----------------------------------------------------------------
     5.1       Opinion of counsel as to legality of securities being registered.

    10.8*      1998 Employee Stock Purchase Plan and related agreements.

    10.12*     1997 Stock Plan and related option agreements.

    23.1       Consent of Independent Accountants.

    23.2       Consent of Counsel (contained in Exhibit 5.1).

    24.1       Power of Attorney (contained on page II-4).
____________________
* Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-1 (No. 333-63899) as filed on September 21, 1998 and as subsequently amended.

Item 9.  Undertakings.

(a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered, which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on this 28th day of June, 1999.

                                    COVAD COMMUNICATIONS GROUP, INC.

                                    /S/ ROBERT E. KNOWLING, JR.
                                    --------------------------------------
                                    Robert E. Knowling, Jr.
                                    President and Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Knowling, Jr., Timothy Laehy and Dhruv Khanna, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-8, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities indicated below on this 28th day of June, 1999.


       Signature                                    Title
------------------------------  ----------------------------------------------


/S/ ROBERT E. KNOWLING, JR.     President, Chief Executive Officer and Director
------------------------------  (Principal Executive officer)
Robert E. Knowling, Jr.


/S/ TIMOTHY LAEHY               Chief Financial Officer and Vice President,
------------------------------  Finance (Principal Financial and Accounting
Timothy Laehy                   Officer)


/S/ CHARLES McMINN              Chairman of the Board
------------------------------
Charles McMinn


/S/ ROBERT HAWK                 Director
------------------------------
Robert Hawk


/S/ HENRY KRESSEL               Director
------------------------------
Henry Kressel


/S/ JOSEPH LANDY                Director
------------------------------
Joseph Landy


/S/ DANIEL LYNCH                Director
------------------------------
Daniel Lynch


/S/ FRANK MARSHALL              Director
------------------------------
Frank Marshall


/S/ RICH SHAPERO                Director
------------------------------
Rich Shapero

                        COVAD COMMUNICATIONS GROUP, INC.

                     REGISTRATION STATEMENT ON FORM S-8/S-3

                               INDEX TO EXHIBITS

   Exhibit
   Number                                    Description
-----------  -------------------------------------------------------------------
     5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation.

    10.8*    1998 Employee Stock Purchase Plan and related agreements.

    10.12*   1997 Stock Plan and related option agreement.

    23.1     Consent of Ernst & Young LLP, Independent Auditors.

    23.2 Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1).

    24.1     Power of Attorney (contained on page II-4).

____________________
* Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-1 (No. 333-63899) as filed on September 21, 1998 and as subsequently amended.